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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2001

                                       OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _____________ to ___________

Commission File Number     0-19119


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Cephalon, Inc. 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Cephalon, Inc.
                             145 Brandywine Parkway,
                      West Chester, Pennsylvania 19380-4245
                                 (610) 344-0200


===============================================================================

                              REQUIRED INFORMATION

         The Cephalon, Inc. 401(k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.
401(k) Profit Sharing Plan
Table of Contents
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                                            Page(s)
Financial Statements:
  Report of Independent Accountants                                                                        1 - 2

  Statements of Net Assets Available for Benefits                                                              3

  Statement of Changes in Net Assets Available for Benefits                                                    4

  Notes to Financial Statements                                                                           5 - 11


Supplemental Schedule:
  Schedule of Assets Held for Investment Purposes at December 31, 2001,
  Schedule H, Part IV, Item 4                                                                                 12

                        Report of Independent Accountants

To the Participants and Plan Administrator of
Cephalon, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits are conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly sated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 14, 2002

       (This is a copy of last year's report and it has not been reissued)

                    Report of Independent Public Accountants



To the plan administrator of
Cephalon, Inc. 401(k) Profit Sharing Plan:


We have audited the accompanying financial statements and supplemental schedule of Cephalon, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and for year ended December 31, 2000, as listed in accompanying index. These financial statements and schedules referred below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
August 24, 2001

Cephalon, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------
                                                     2001              2000

Investments, at fair value                      $  33,540,175     $  27,276,258
Loans to participants                                 355,903           140,990
Contributions receivable                              334,638           397,129
                                                -------------     -------------
   Net assets available for benefits            $  34,230,716     $  27,814,377
                                                =============     =============

   The accompanying notes are an integral part of the accompanying financial statements.

Cephalon, Inc.
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
Additions:
   Net appreciation in fair value of investments                 $     493,896
   Interest and dividend income                                        344,512
   Employee contributions                                            4,632,978
   Employer contributions                                            2,416,955
                                                                 -------------
     Total additions                                                 7,888,341
                                                                 -------------
Deductions:
   Distributions to participants                                     1,376,331
   Administrative fees                                                  95,671
                                                                 -------------
     Total deductions                                                1,472,002
                                                                 -------------
     Net increase                                                    6,416,339
Net assets available for benefits:

   Beginning of year                                                27,814,377
                                                                 -------------
   End of year                                                   $  34,230,716
                                                                 =============


The accompanying notes are an integral part of the accompanying financial statements.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

 1. Description of Plan

    The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General
    Cephalon, Inc. and Subsidiaries (the Company) established the Plan effective January 1, 1990.

    Eligibility and Participation
    The Plan is a defined contribution plan covering all full-time employees age 21 or older. Prior to October 1, 2000, eligible employees enrolled in the Plan on the first day of the quarter following their initial hire date. Effective October 1, 2000, the Plan was amended to allow eligible employees to enroll on the first day of the month following their initial hire date. On October 1, 2000, the Company completed a merger with Anesta Corporation (Anesta) under which the Company acquired all of the outstanding shares of Anesta in a tax-free, stock-for-stock transaction. On November 1, 2000, eligible employees of Anesta were permitted to enroll in the Plan. The acquisition agreement credits Anesta employees for prior service. The Plan is administered by a committee of Company employees who are not compensated for administrative services rendered, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    Contributions
    Each year, participants may contribute up to 15 percent of their annual pre-tax compensation. Participant annual pre-tax deferrals are limited to the maximum allowable under the Internal Revenue Code. The Company makes a matching contribution equal to 100 percent of the employee elected salary deferral up to 6 percent of compensation. A portion of this matching contribution is contributed in Company stock. The Company may also contribute an annual discretionary contribution. There were no discretionary contributions made in 2001. The Plan's administrative committee may limit the amount of contributions if it is determined that such limitation is necessary to satisfy the requirements of the Internal Revenue Code (IRC).

    Investment changes for both existing balances and/or future contributions can be made by participants on a quarterly basis.

    Participant Accounts
    Each participant's account is credited with the participant's elective contribution and allocations of (a) employer matching contribution, (b) Plan earnings, net of administrative expenses, and (c) the Company's discretionary contribution, if applicable. Earnings and discretionary contributions are allocated on a weighted-average basis, based on Plan participants' total contributions to date.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Vesting and Forfeitures
     Participants are immediately fully vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts, plus the actual earnings thereon, is based on years of service as follows:


                                                               Vested
                         Years of Service                    Percentages

                         Less than 1 year                        0%
                         1 year                                 25
                         2 years                                50
                         3 years                                75
                         4 years or more                       100

     Any employee of Anesta, as of November 1, 2000, shall receive a year of vested service for each year of service earned under the Anesta Corporation 401(k) Retirement Savings Plan. After completing one year of service, participants vest 25 percent per year until fully vested after four years of credited service.

     Upon termination of employment, any portion of a participant's account attributable to employer matching contributions, and investment earnings credited thereon, which is not vested in accordance with the table above, shall be forfeited at the time of the participant's termination and used to reduce the amount of future employer matching contributions.

     At December 31, 2001, forfeited nonvested accounts totaled $4,599. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $59,993 and 2,216 shares of stock from forfeited nonvested accounts.

     Payment of Benefits
     Upon termination of service, benefits are paid in the form of a single lump-sum payment, except for benefits representing the vested stock portion of employer matching contributions, which are paid in the form of Company stock.

     Withdrawals and Loans During Employment

     Withdrawals
     Benefit withdrawals are generally made following the daily valuation of the Plan for those requests processed during the quarter. As of December 31, 2000, there were no distributions due to participants. As of December 31, 2001, distributions of $17,000 were due to participants. See Note 7 for the reconciliation to Form 5500.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Loans to Participants
     Loans to any qualified participant are granted at the discretion of the Plan's administrative committee. Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. Interest rates for participant loans is the prime rate at the time of the loan plus 1 percent. As of December 31, 2001, loans outstanding had interest rates ranging from 5.75% to 9.5%.

 2.  Summary of Significant Accounting Policies

     Basis of Accounting
     These financial statements are prepared under the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments
     Shares of mutual funds and Cephalon, Inc. Common Stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. Purchase and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of certain mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Trustee/Recordkeeper
     Recordkeeping services are provided by ARIS Corporation. Effective January 1, 2001, Fidelity Investments replaced Wilmington Trust as the custodian of the assets. Wilmington Trust functions as a passive trustee, providing Quarterly Reviews, Annual Schedule Preparation and Annual SAS 70 Reviews.

     Payment of Benefits
     Benefits are recorded when paid.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Administrative Expenses
     Certain administrative costs and expenses incidental to the management of the Plan are paid by the Plan. Third party recordkeeping services for the Company's Common Stock and other services are paid by the Company and are not reimbursed by the Plan.

3.   Investments

     The following are investments that represent 5 percent or more of the Plan's net assets at December 31.

                                                           2001         2000

     Fidelity Cash Reserves                           $ 3,445,062  $          -
     Cephalon, Inc. Common Stock                       15,711,098    12,035,042

     The investment balances, investment income, and net appreciation in fair value of investments have been certified as complete and accurate by the trustee of the Plan at December 31, 2001 and 2000.

     During 2001 the Plan's investments incurred net appreciation in value of $493,896 as follows:

     Mutual funds                                                  $ (2,144,976)
     Cephalon, Inc. Common stock                                      2,638,872
                                                                   ------------
     Net appreciation                                              $    493,896
                                                                   ============

     Company Stock
     Participants may direct up to 20 percent of their contributions to purchase stock of the Company. The Plan obtains the stock of the Company by making purchases in the open market, through private transactions or block trades, or may be contributed, or purchased from, the Company out of treasury shares.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Under this Plan, a portion of the Cephalon, Inc. Common stock is the only nonparticipant-directed investment. In 2001, the Company matched one-half of each employee's salary deferral of up to 6 percent of compensation in Company stock. The Company makes matching contributions quarterly. The number of shares contributed is determined using an average price of the stock during the quarter. Participants can use pre-tax contributions to purchase common stock of the Company, limited to 20 percent of an employee's pre-tax contribution. As of December 31, 2001, all shares of Company stock held by or due to the Plan are stated at fair value based on quoted market prices. Information about the net assets relating to the nonparticipant-directed investments is as follows:

                                                                  For the
                                                                Year Ended
           Changes in Net Assets                             December 31, 2001

     Contributions                                             $  1,394,535
     Net appreciation                                             2,580,153
     Benefits paid to participants                                 (562,499)
                                                               ------------
                                                               $  3,412,189
                                                               ============

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.   Tax Status

     The Internal Revenue Service has determined and informed the plan sponsor in a letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of IRC.

6.   Related-Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Until December 31, 2001, Wilmington Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $95,671 for the year ended December 31, 2001.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

7.   Reconciliation to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001:

     Net assets available for benefits per the financial statements                     $ 34,230,716
     Amounts allocated to withdrawing participants                                           (17,000)
                                                                                        ------------
     Net assets available for benefits per the Form 5500                                $ 34,213,716
                                                                                        ============

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to Form 5500:

     Benefits paid to participants per the financial statements                         $  1,376,331
     Amounts allocated to withdrawing participants at December 31, 2001                       17,000
                                                                                        ------------
     Benefits paid to participants per Form 5500                                        $  1,393,331
                                                                                        ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

8.   Subsequent Event

     Effective January 1, 2002, the Company amended the Plan to reflect the following:

     . Eligibility to participate in the Plan will commence on the employee's first day of employment.

     . The percentage of compensation that participants may elect to defer under the Plan is increased from fifteen percent to twenty percent of eligible compensation.

     . Participants in the Plan who are aged 50 and older can make additional salary deferral contributions to the Plan that will qualify as catch-up contributions, provided, however, that such catch-up contributions shall not be eligible for Company matching contributions.

     . All participants in the Plan with existing account balances and who had not terminated employment prior to January 1, 2002, shall be fully and immediately vested in all Company matching contributions made to the Plan on their behalf.

     . A participant may, at any time, reallocate matching contributions made to the Plan on behalf of the participant in shares of Company common stock among the other investment options offered under the Plan, subject to applicable securities law limitations and related Company policies, and such other administrative limitations as the Plan Administrator may impose.

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     . Company matching contributions shall be made to the Plan on behalf of each Plan participant in an amount that is equal to one-hundred percent of the salary deferral contributions made on behalf of a participant for the 2002 Plan year, up to the first six percent of the participant's eligible compensation for the 2002 Plan year. Additionally, Company matching contributions made to the Plan for the 2002 Plan year shall be contributed in the form of shares of Company common stock with respect to fifty percent of the Company matching contributions.

                                                                      Schedule I
Cephalon, Inc.                                                E.I.N. #23-2484489
401(k) Profit Sharing Plan                                           P.I.N. #001
Schedule h, Part iv, Item i - Schedule of Assets Held at End of Year
As of December 31, 2001
--------------------------------------------------------------------------------

     Description of Investment                                        Fair Value

American Century Income Growth                                      $    403,691
American Century Int'l Growth                                            352,405
Ameristock Mutual Fund                                                 1,155,678
Artisan Internat'l                                                       311,795
Berger Small Cap Value                                                   350,386
Citizens Global Equity Standard                                          279,480
Eclipse Small Cap Value                                                   39,690
Spartan 500 Index                                                        775,278
Fidelity Equity Income II                                                388,827
Fidelity Growth Company                                                1,511,800
Gabelli Growth                                                           485,625
Invesco Dynamics                                                         520,135
Invesco Technology Class II                                              361,225
Janus Twenty                                                           1,165,088
Janus Venture                                                            421,599
Managers Special Equity                                                  232,112
MSIF Mid Cap Value Portfolio                                             262,697
Red Oak technology Select                                                195,337
KS Emerging Growth                                                       532,836
T Rowe Price Mid Cap Growth                                              479,855
Royce Premier Fund                                                        60,210
Royce Opportunity Fund                                                   203,673
Selected American Shares                                                 402,082
Turner Small Capital Fund                                                435,732
Turner Midcap Growth                                                     408,217
Vanguard Growth Index                                                          4
Fidelity US Bond Index                                                   875,409
Strong Government Securities                                             816,399
SIT Mutual Inc Balanced                                                  146,723
Value Line Asset Allocation                                              371,492
Fidelity Cash Reserves                                                 3,445,062
Cash                                                                     438,535
Cephalon, Inc Common Stock                                             5,711,098
Participant loans, interest rates, 5.75% to 9.5% maturing at
   various dates through January 2032                                    355,903
                                                                    ------------
                                                                    $ 33,896,078
                                                                    ============

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                       CEPHALON, INC. 401(K) PROFIT SHARING PLAN



                       By: /s/ Carl A. Savini
                           ---------------------------
                       Carl A. Savini
                       Senior Vice President - Human Resources of Cephalon, Inc. (Plan Administrator)

Date June 26, 2002

                                  EXHIBIT INDEX

        Exhibit
        Number        Exhibit

         23.1         Consent of Pricewaterhouse Coopers LLP.